INVEST IN **PVP**

The place gamers hang out that when they're not gaming, and it doesn't suck



pvp.com Los Angeles California

LEAD INVESTOR

Pathfinder It Solutions

DISCOVER. CONNECT. GAME. This is PvP's mantra and why they are quickly becoming the "Universal Translator" of the otherwise disparate gaming social community. The one-stop shop for safe, non-toxic, community-driven gaming, creator content, and interactions for all ages. Given PvP's year-over-year growth and room for the platform to further expand into and include other exploding game areas, such as the tabletop roleplaying game community, there continues to be ample opportunity for this service to thrive and remain healthy. As an investor and old-school, long-time gamer, I'm not only interested in this from the intelligent investment perspective but also to see this come to fruition, as this is exactly what our gaming community of the future needs.

Invested $50,000 this round & $50,000 previously

Highlights

1. 150,000 users, +719% organic growth YOY
2. $2m revenue run rate for 2023
3. Retention 17% above industry average
4. CEO previously co-founded Blue Skies Ventures, 15+ investments, bootstrapped, no outside capital
5. Leadership Team with gaming, metaverse and blockchain experience (Twitch, Figment, Stakez Capital)
6. Web2, adding Web3 through PvP Token Launch with L1 blockchain partner Kava Labs in Q2
7. Own 3-letter URL pvp.com, PvP is the most recognizable gaming acronym in the world

Our Team



Phil Stover Co-founder & CEO

2x Founder Previous bootstrapped venture studio has 15+ investments, active today



Stephanie Nijssen CMO



Chris Gray Co-founder & CTO

Founder Crave Games & Netizen Islands 30 years development experience



Marcella de Bie Head of Influencer Strategy



Bartosz Hejman Lead Developer

Pitch


PVP
A Universal Gaming Community and GameFi Marketplace built on the Kava Blockchain
Investor Deck

Problem

**The need for a universal gamer community remains unfulfilled.
There is no cross-game, cross platform, cross-technology, social ecosystem.**

Gaming communities are fragmented.
Most games and creators are not earning what they are worth.
Existing social networks are centralized and not built for gamers.

Yet, a majority of gamers:

- Enjoy the social experience of gaming.
- Play multiple games across multiple platforms.
- Have evolving preferences & interests.

3.2 billion gamers in the world need to connect with each other to pursue their individual aspirations of playing, sharing, streaming, and constantly improving.

There is no single place that allows them to do this.

PVP

SOLUTION:



"UNITE THE GLOBAL GAMING COMMUNITY"

With a non-toxic, universal gamer social community built for the future of gaming, Web3, the creator economy, and authentic social interactions.

FEATURING:

- DIVERSIFIED FINANCIAL MODEL VIA THE PVP MARKETPLACE AND THE PVP TOKEN.
- SOCIAL FEATURES FOR GAMERS, CREATORS, AND COMMUNITIES
- DISCOVERABILITY AND INCOME FOR GAMES, GUILDS, CREATORS, AND GAMERS

Traction in beta

140,000 Registered Users

Growth:
+719% Organic Growth devices

Retention:
17% above industry average

Engagement:
>10 Minutes in App Per Day (2x Industry Average)

The Product

Gamers

- Gamer-Tailored Profile Pages, Voice Chat News Feed, Clips Search & Messaging
- Build squads and find relevant gamers who want to play, now or later.
- Content Search & Discover
- Usage Incentives and View to Earn Advertising

Games, Creators, Guilds

- Premium Community Pages for Growth & Discoverability, & Management
- Coordinate open lobbies with multiple games and squads
- Create & Distribute Gaming Content
- Stake the PvP Token for Rewards and Usage Incentives



Desktop, Android, iOS and Twitch Applications
PvP Token via Kava L1 Blockchain Integration



The PvP Marketplace

Circular incentive economy with revenue share and transaction fees.
Basic, free, and non-token access is still available to all.

Games

Creators & Guilds

PvP Marketplace
PvP Token as medium of exchange

Buy / Sell / Rent:

- NFTs
- Game Sales
- Subscriptions
- Merchandise
- Services
- Advertising
- Staking

Advertisers

Gamers

Partnerships

Blockchain & Tokenomics	Strategic Growth	Ecosystem	GameFi
Kava Labs, L1 Blockchain	Overwolf, In-Game Creator Platform	Katana Enu, Gaming Stars, Time Raiders, Elixer	BreederDAO, NFT Asset Factory




Competition
Connecting Gamers
wasder BETA
Other Social Community
Gamer Community
moot
GAMING
READYUP
facebook gaming
Streaming + Live Gameplay Support


Roadmap
Q4 2022
Premium Community Pages
Premium pages tailored for
Games, Guilds and communities.
Web app beta release.
Q4 2022
Marketplace & NFTs
Partner Onboarding & Quests
Smart Contract Development
PvP Podcast
Initial PvP NFT Release
Q4 2022
Token Launch
PvP ERC-20 Token on Kava.
Staking
Overwolf Rollout
Q4 2022
Gamer Incentives & Rewards
NFT Minting for Creators
Reward Tokens
Streaming

Note: future milestones cannot be guaranteed.


Growth and Defense in one URL
PvP (Player vs. Player)" is the most
recognizable acronym in the gaming industry.
The PvP.com URL builds:
A moat around our business difficult to replicate
Brand authenticity
SEO Advantages:
3-letter URL.


Riot Games owns pvp.net
Increasing future value.


Roadmap
CEO & CO-FOUNDER
Phil Stover
2x Founder, Entrepreneur & Operator.
Previous venture startup actively invests.
CTO & CO-FOUNDER
Chris Gray
30 years development experience.
Founder Crave Games & Netizen Islands
CHIEF MARKETING OFFICER
Stephanie Nijssen
Metaverse & blockchain marketer. Founder
Stakez Capital
LEAD DEVELOPER
Bartosz Hejman
Fullstack Web3 leader and developer.
Figment and VeSea blockchain projects.
MARKETING & INFLUENCER STRATEGY
Marcella de Bie
Partner, streamer, influencer, and
regular face on Twitch.tv.
BUSINESS DEVELOPMENT
Zamin Jaleel
Previous Venture Scout and VC
Founder investing in Gaming.


Advisors & Key Investors
FOUNDER & CEO, KAVA LABS
Phil Stover
FOUNDER AND CEO AT NOVELE
AJ Glassberg
CEO, VORHAUS ADVISOR
Michael Vorhaus
ENTREPRENEUR & INVESTOR
Yo Sub Kwon
CO-FOUNDER, GATHER.NETWORK
Farrukh Shaikh
CFO, ARROWIZ ENTERTAINMENT
Michael Chua
CO-FOUNDER, CHARGED PARTICLES
Ben Lakoff
CEO, ZENGAMING
Jimi Gecelter
CEO, HAWKE MEDIA
Erik Huberman
ATTORNEY AT O&A P.C.
Dan Offner
Kava
BLUE SKIES
VENTURES
kube vc
wavemaker


Thank you!

www.pvp.com

